

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 11, 2017

<u>Via E-Mail</u>
Adam Berk
Chief Executive Officer and President
Stem Holdings, Inc.
20283 State Road 7
Boca Raton, Florida 33498

   Re: **Stem Holdings, Inc.**
      Form 10-12G
      Filed February 13, 2017
      File No. 000-55751

Dear Mr. Berk:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            /s/ Jennifer Gowetski

            Jennifer Gowetski
            Senior Counsel
            Office of Real Estate and
            Commodities

cc: Robert L. B. Diener, Esq.
    Law Offices of Robert Diener